UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Corsair Communications, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

220406 10 2
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  220406 10 2


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners IV
            Tax Identification No.  41-1647118

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    566,767
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 566,767
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             566,767

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             3.23%

12)        TYPE OF REPORTING PERSON*

             PA






                                   13G

CUSIP NO.  220406 10 2


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners
            Tax Identification No.  41-1647117

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    566,767
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 566,767
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             566,767

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             3.23%

12)        TYPE OF REPORTING PERSON*

             PA








13G

CUSIP NO.  220406 10 2


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    957,247
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 957,247
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             957,247

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.46%

12)        TYPE OF REPORTING PERSON*

             IN









13G

CUSIP NO.  220406 10 2


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    958,164
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 958,164
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             958,164

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.46%

12)        TYPE OF REPORTING PERSON*

             IN







13G

CUSIP NO.  220406 10 2


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    957,127
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 957,127
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             957,127

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.46%

12)        TYPE OF REPORTING PERSON*

             IN






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)


Item 1(a)  Name of Issuer:

           Corsair Communications, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           3408 Hillview Avenue
           Palo Alto, CA  94304

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners IV
           2.  Itasca Partners
           3.  John E. Lindahl
           4.  George J. Still, Jr.
           5.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners IV
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           2.  Itasca Partners
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           3.  John E. Lindahl
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           4.  George J. Still, Jr.
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           5.  John P. Whaley
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402


           This statement is filed by Norwest Equity Partners IV on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Partners
           IV is a Minnesota limited partnership. Itasca Partners, a Minnesota general partnership, is the general partner of Norwest Equity Partners IV. George J. Still, Jr. and John E. Lindahl are the managing partners, and John P. Whaley is the managing administrative partner of Itasca Partners.

Item 2(c)  Citizenship:

           1.  Norwest Equity Partners IV:  Minnesota
           2.  Itasca Partners:  Minnesota
           3.  John E. Lindahl:  United States
           4.  George J. Still, Jr.:  United States
           5.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           220406 10 2

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Equity Partners IV: At December 31, 1998, Norwest Equity Partners IV owned 566,767 shares of common stock. This amount represented 3.23% of the total shares of common stock outstanding at that date. Norwest Equity Partners IV has no rights to acquire additional shares through the exercise of options or otherwise.

(2) Itasca Partners: At December 31, 1998, Itasca Partners owned 566,767 shares by virtue of its affiliation with Norwest Equity
Partners IV. This amount represented 3.23% of the total shares of common stock outstanding at that date.

(3) John E. Lindahl: At December 31, 1998, John E. Lindahl was deemed to own 957,247 hares of common stock (representing 5.46% of the total number of shares of common stock outstanding at that date) as follows:
(a) 566,767 shares of common stock by virtue of his affiliation with Norwest Equity Partners IV (see 1 above), which represented 3.23% of the total number of shares of common stock outstanding at that date,
(b) 382,428 shares of common stock by virtue of his affiliation with Norwest Equity Partners V, which shares represented 2.18% of the total number of shares of common stock outstanding at that date, and (c) 8,052 shares held in his individual capacity. Mr. Lindahl is one of three managing partners of Itasca Partners V, a Minnesota Limited Partnership that is the general partner of Norwest Equity Partners V.

(4) George J. Still, Jr.: At December 31, 1998, George J. Still, Jr. was deemed to own 958,1645 shares of common stock (representing 5.46% of the total number of shares of common stock outstanding at that date) as follows: (a) 566,767 shares of common stock by virtue of his affiliation with Norwest Equity Partners IV (see 1 above), which shares represented 3.23% of the total number of shares of common stock outstanding at that date, (b) 382,428 shares of common stock by virtue of his affiliation with Norwest Equity Partners V, which shares represented 2.18% of the total number of shares of common stock outstanding at that date, and (c) 9,569 shares held in his individual capacity. Mr. Still is one of three managing partners of Itasca Partners V, a Minnesota limited partnership, that is the general partner of Norwest Equity Partners V.


(4) John P. Whaley: At December 31, 1998, John P. Whaley may be deemed to have beneficially owned an aggregate of 957,127 shares of common stock representing 5.46% of the total number of shares of common stock outstanding at that date) as follows: (a) 566,768 shares of common stock by virtue of his affiliation with Norwest Equity Partners IV (see 1 above), which shares represented 3.23% of the total number of shares of common stock outstanding at that date and (b) 382,428 shares of common stock by virtue of his affiliation with Norwest Equity Partners V, which shares represent 2.18% of the shares of common stock outstanding at that date, and (c) 7,932 shares in his individual capacity. Mr. Whaley is one of three managing partners of Itasca Partners V, a Minnesota Limited partnership that is the general partners of Norwest Equity Partners V.

Each person filing this statement disclaim beneficial ownership of any shares covered by this statement beneficially owned by any other filing person joining herein, and the filing of this shall not be construed as an admission that such person is the beneficial owners of shares held by any other filing person and covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Norwest Equity Parnters IV and Itasca Partners join in the filing of this statement solely to report that they have ceased to be the beneficial owners of more than five percent of the Issuer's common stock

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 9, 2000

NORWEST EQUITY PARTNERS IV, L.P.

By ITASCA PARTNERS, as general partner



By:  /s/ John P. Whaley
         John P. Whaley, As Managing Administrative
           Partner


AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Equity Partners IV on its own behalf and on behalf of (a) Itasca Partners, a Minnesota limited liability partnership whose general partners are the following individuals: (a) John E. Lindahl, (b) George J. Still, Jr. and (c) John P. Whaley.

Dated:  February 9, 2000

NORWEST EQUITY PARTNERS IV, L.P.

By ITASCA PARTNERS



  /s/ John P. Whaley
      John P. Whaley, As Managing Administrative
        Partner

ITASCA PARTNERS



  /s/ John P. Whaley
      John P. Whaley, As Managing Administrative
        Partner



  /s/ John P. Whaley
      John P. Whaley, Attorney-in-Fact
        For John E. Lindahl



  /s/ John P. Whaley
      John P. Whaley, Attorney-in-Fact
        George J. Still, Jr.




16